News Release

Issued on behalf of RELX PLC

20 February 2020

Publication of Annual Report and Financial Statements 2019 and

Notice of 2020 Annual General Meeting

RELX PLC (the “Company”) has today published the following documents on the RELX website at www.relx.com:

-	Annual Report and Financial Statements 2019 (the “2019 Annual Report”);

-	Notice of the 2020 Annual General Meeting (the “AGM Notice”) to be held in London on 23 April 2020; and

-	Corporate Responsibility Report 2019.

The 2019 Annual Report and the AGM Notice have been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM.

The annual report on Form 20-F for the year ended 31 December 2019 (the “2019 Form 20-F”) will be filed with the US Securities and Exchange Commission (“SEC”) today and will be available on the SEC’s website at www.sec.gov and on the Company’s website at www.relx.com/investors/annual-reports/2019.

Copies of the 2019 Annual Report are expected to be posted to the Company’s shareholders who have requested hard copies of it on 5 March 2020.

After publication, hard copies of the aforementioned documents may be obtained, free of charge, on request from the Company’s registered office, 1-3 Strand, London, WC2N 5JR, or from PLC.secretariat@relx.com.

The total number of voting rights in RELX PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,933,600,400.

Directors’ Responsibility Statement

Additional information required to be made available by the Company under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, to the extent not already included in the RELX 2019 Results Announcement issued on 13 February 2020, is set out below.

The following responsibility statement is extracted from page 118 of the 2019 Annual Report and is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5.  Responsibility is for the full 2019 Annual Report, not the information presented in this announcement and the RELX 2019 Results Announcement.

Each of the Directors, whose names and roles can be found on pages 64 to 65 of the 2019 Annual Report, confirms that, to the best of their knowledge:

-      the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group;

-      the individual Company financial statements, prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company; and

-      the Directors' Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Forward-looking statements

The 2019 Annual Report and the 2019 Form 20-F contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third-party content and data; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of the Company with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the 2019 Annual Report and the 2019 Form 20-F. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect new information, events or circumstances after the date of the 2019 Annual Report and the 2019 Form 20-F or to reflect the occurrence of unanticipated events.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel: +44 20 7166 5724

paul.abrahams@relx.com

Colin Tennant (Investors)

Tel: +44 20 7166 5751

colin.tennant@relx.com

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £40bn, €48bn, $52bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom